September 6, 2024

Thomas Bushey
Chief Executive Officer
Newbury Street II Acquisition Corp
121 High Street, Floor 3
Boston, MA 02110

       Re: Newbury Street II Acquisition Corp
           Registration Statement on Form S-1
           Filed on August 9, 2024
           File No. 333-281456
Dear Thomas Bushey:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed on August 9, 2024
Cover Page

1. We note your disclosure regarding Class B founder shares issued to the sponsor. Please revise to disclose the amount the sponsor paid for the Class B shares, and include cross-
       references to all disclosures related to compensation and the issuance of securities to sponsors, sponsor affiliates and promoters in the prospectus. See Item 1602(a)(3) of
       Regulation S-K.
2. We note potential conflicts of interest disclosure on the cover page. Please clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters; and purchasers in the offering. Please also revise your cross-
       references to include cross-references to all related disclosures in the prospectus. See Item
       1602(a)(5) of Regulation S-K.
3. We note that the indirect purchase of founder shares by non-managing sponsor investors is conditioned upon their indirect purchase of the private placement units. Please also clarify whether the indirect purchase of private placement units by non-managing sponsor
 September 6, 2024
Page 2

       investors is conditioned upon their purchase of units in the offering. Secondly, please revise to disclose the maximum percentage of the offering that could be purchased in the aggregate by the non-managing sponsor investors. Lastly, please file any agreements or form of agreements with the non-managing sponsor investors as exhibits, or advise us why they are not material.
4. On the cover page and throughout the prospectus where you discuss non-managing sponsor membership interests and the 3,235,936 founder shares and 404,500 private placement units they represent, please clarify whether these founder shares and private placement units would be either in addition to or included within the 6,118,000 founder shares and 450,000 private placement units held or to be purchased by the sponsor.
Prospectus Summary
Proposed Business, page 4

5. Please expand your discussion of the manner in which you will identify and evaluate potential business combination candidates to include disclosure of how significant competition among other SPACs pursuing business combination transactions may impact your ability to identify and evaluate a target company.
Prior SPAC Experience, page 5

6. Please expand your disclosure to clearly identify any members of your management team who may be affiliates of your sponsor or promoters and who "worked together" on
       Newbury Street I, and clarify the significance of the September 25, 2024 date. We also note disclosure on page 4 that your team has experience in "target selection," etc. If your sponsor, affiliates or promoters have experience in organizing or are involved in any other special purpose acquisition companies, please disclose. This should include disclosure regarding completed business combinations, liquidated SPACs, pending de-SPAC transaction and any SPACs still searching for a target.
Sponsor Information, page 9

7. We note disclosure beginning on page 32 regarding limited payments that may be made to insiders, including your sponsor, officers, directors and their affiliates. Please revise your compensation table on page 9 to reference the potential payments that may be made to your sponsor, its affiliates or promoters of finder's, advisory, consulting or success fees for their services rendered prior to or in connection with the completion of the initial business combination. Please also disclose the anti-dilution adjustment of the founder shares in the table. Also describe the extent to which any compensation or securities issuance to the sponsor, its affiliates or promoters may result in a material dilution of the
       purchasers    equity interests. See Items 1602(b)(6) and 1603(a)(6) of
Regulation S-K.
8. Please revise the tables beginning on page 10 and 105 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.
 September 6, 2024
Page 3
9. Please revise here and on page 104 to discuss the arrangements under which independent directors will receive an indirect interest in founder shares through membership interests in the sponsor, including the number of founder shares they will indirectly own. Please also disclose any circumstances or arrangements under which the SPAC sponsor, its affiliates, and promoters have or could indirectly transfer ownership of securities of the
       SPAC, including by transferring membership interests in the sponsor. Please see Item
       1603(a)(6) of Regulation S-K.
10. Please clarify the material terms of the exception to transfer restrictions under the sponsor's operating agreement, referred to in clause (iv) in the table on pages 10 and 105.
Ability to extend time to complete initial business combination, page 22

11. In the context of this discussion, please revise to disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including that you may extend the time period to complete a de-SPAC. Please also disclose whether there are any limitations on extensions, including the number of times you may amend the charter to extend or the duration of any extensions, and the consequences to the SPAC sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K. Anticipated expenses and funding sources, page 24

12. Please revise this section or include a new section within the Summary under an appropriate subcaption to provide a more comprehensive discussion regarding whether you have any plans to seek additional financing and how such financings may impact unaffiliated security holders, as required by Item1602(b)(5) of Regulation S-K. In this regard, we note disclosure on page 97 that you may seek additional financings in connection with meeting working capital needs in the search for the initial business combination, for the completion of an initial business combination, or in connection with the redemption of a significant number of your public shares. In this regard, we note disclosure referencing possible equity, equity-linked securities, loans, advances, debt or convertible debt offerings, forward purchase agreements and backstop arrangements. See
       Item 1602(b)(5) of Regulation S-K.

Conflicts of Interest, page 33

13. Please revise your disclosure in this section and in similar disclosure beginning on page
       135 to clearly state that there are actual or potential material conflicts between the SPAC sponsor, its affiliates or promoters; and purchasers in the offering. Briefly describe all such actual or potential material conflicts, including those that may arise in determining whether to pursue a de-SPAC transaction. For example, you should discuss potential material conflicts relating to the financial interests of the sponsor, its affiliates and promoters in completing any de-SPAC transaction within the allotted time, as well as the fact that the company may pursue a de-SPAC transaction with a target that is affiliated with the sponsor, its affiliates or promoters, as noted on page 8. Please see Item
       1602(b)(7) and Item 1603(b) of Regulation S-K.
 September 6, 2024
Page 4

Summary of Risk Factors, page 35

14. Please revise your first or second risk factor to indicate that if the non-managing sponsor investors purchase the full amount of the units for which they have expressed an interest, you would not need any public shares sold in this offering to be voted in favor of the business combination, as you state on page 141 of your prospectus.
If we are deemed to be an investment company ..., page 80

15. Please revise this risk factor to clearly state that notwithstanding your investment in U.S.
       government treasury securities or money market funds meeting conditions under Rule 2a-
       7, you may still be found to be operating as an unregistered investment company. Please also disclose that as a consequence to investors of liquidation, any warrants would expire worthless.
Dilution, page 91

16. We note disclosure on the cover page that the sponsor will purchase 450,000 private placement units and BTIG will purchase 270,000 private placement units. This conflicts with the assumption used in the calculation of dilution as described on page 91 that you have issued 6,200,000 private placement shares. Please reconcile. Proposed Business, page 101

17. Please provide the basis for your statements here and throughout the prospectus that you do not believe the fiduciary duties or contractual obligations of your sponsor, officers, or directors will materially affect your ability to complete an initial business combination.
Sponsor Information, page 104

18. In your compensation table, please revise to include the anti-dilution adjustment of the founder shares, the payment of consulting, success or finder fees to your advisors, and any salaries or fees to be paid to the sponsor and/or its affiliates for their services in particular transactions in connection with the initial business combination, as well as any other payments you view as compensation. See Item 1603(a)(6) of Regulation
S-K.
Principal Shareholders
Transfers of Founder Shares and Private Placement Warrants, page 142

19. Please reconcile disclosure in this section stating that no member of the sponsor may transfer its membership interests, except with the prior written consent of the managing member or to family members, with disclosure on page 183, which does not disclose these exceptions. If transfers may be made with the consent of the managing member, please describe any limitations on the types or terms of transfers that can be approved by the managing member, or state that there are no limitations. Please also revise these and similar disclosures throughout the prospectus to clarify, if true, that restrictions on the transfer of membership interests would also apply to any non-management sponsor interests.
Exhibits

20. We note your disclosure on pages 71 and 156 that the exclusive forum provision in your
 September 6, 2024
Page 5

       warrant agreement will not apply to Exchange Act claims but will apply to Securities Act claims. The warrant agreement filed as Exhibit 4.4 states that the provision will not apply to suits brought to enforce Exchange Act claims, but does not address whether this applies to Securities Act claims. Please confirm whether the provision will apply to Securities Act claims and revise accordingly.
21. Please have your auditors revise their consent filed as Exhibit 23.1 to refer to the correct
       Newbury Street II Acquisition Corp inception period consistent with the auditor report.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Wei Wang